July 11, 2024

Adam Stone
Chief Executive Officer
Aja Holdco, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

       Re: Aja Holdco, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed June 25, 2024
           File No. 333-278811
Dear Adam Stone:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
ARYA's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 232

1.     Please provide a discussion and analysis of ARYA   s fiscal year 2023 to
fiscal year 2022
       results of operations. Refer to Item 14(h) of Form S-4 and Item 303 of Regulation S-K for
       guidance.
Business of Adagio and Certain Information About Adagio
Ventricular Tachyarrhythmias, page 241

2. We note your reference in the first paragraph on page 243 to "a catheter market that is currently estimated to be $0.3 billion." On page 6 of the investor presentation, dated June
       2024, which was included as Exhibit 99.1 to the Current Report on Form 8-K filed by
 July 11, 2024
Page 2

       ARYA Sciences Acquisition Corp IV on June 11, 2024, you refer to the "~$3 billion catheter market." Please tell us if the estimated size of the catheter market is $0.3 billion or $3 billion and revise your disclosure for consistency as applicable. Description of New Adagio Securities
Exclusive Jurisdiction of Certain Actions, page 337

3. We note that Article VIII of the Form of Certificate of Incorporation of New Adagio and
       Section 9.5 of the Form of Bylaws of New Adagio each contain forum selection clauses.
       Please clarify which forum selection provision will be in effect after the closing. Disclose whether the forum selection provision in effect after the closing applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities
       Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or Exchange Act.
       Please contact Tracey Houser at 202-551-3736 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Tonya Aldave at 202-551-3601 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Peter Seligson, Esq.